FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of January 2007

                        Commission File Number: 001-15276

                       Banco Itau Holding Financeira S.A.
                       (Itau Holding Financing Bank S.A.)
                 (Translation of Registrant's Name Into English)


                               Rua Boa Vista, 176
                         01014-919 Sao Paulo, SP, Brazil
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F X   Form 40-F
                                      ---           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                  Yes    No X
                                     ---   ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                  Yes    No X
                                     ---   ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes    No X
                                     ---   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     Banco Itau Holding Financeira S.A.
                                              (Registrant)

Date:  January 3, 2007               By:  /s/ Alfredo Egydio Setubal
                                         --------------------------------------
                                         Name:   Alfredo Egydio Setubal
                                         Title:  Investor Relations Officer

                                     By:  /s/ Silvio Aparecido de Carvalho
                                         --------------------------------------
                                         Name:   Silvio Aparecido de Carvalho
                                         Title:  Chief Accounting Officer

                                 EXHIBIT INDEX

99.1 Announcement to the Market - Letter to the CVM relating to Acquisition of BankBoston's operations in Uruguay.

99.2 Announcement to the Market - Letter to the CVM relating to Acquisition of BankBoston's operations in Chile.

99.3     Minutes from Extraordinary General Meeting held on December 26, 2006.
         Re:  operations in Uruguay.

99.4     Minutes from Extraordinary General Meeting held on December 26, 2006.
         Re:  operations in Chile.